02020403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

PE 1-31-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAR 0 1 2002

For the month of January 2002.

IGN Internet Global Network Inc.
(Translation of registrant's name into English)

1304 – 925 West Georgia St., Vancouver, B.C. V6C 3L2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] ☐ Yes ☐ No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-3679

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGN Internet Global Network Inc.
(Registrant)

Date: February 1, 2002

P. Var

Mr. Peeyush K. Varshney, Director

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com

IGN INTERNET GLOBAL NETWORK INC.

Internet Global Network Inc.

January 25, 2002
(No. 02-01-01)

Granting and Repricing of Stock Options

Vancouver, BC, January 25, 2002 – IGN Internet Global Network Inc. (NASD OTC BB – IGNIF; VSE – IGN) wishes to announce that it has granted to directors and employees 630,000 stock options, exercisable for a period of five years, at a price of $0.10 per share.

Further, previously granted stock options to a number of employees and directors to acquire 390,000 common shares at a price of $0.19 per share, exercisable before October 13, 2003 and 4,000 common shares at a price of $0.19, exercisable before March 3, 2004, have been re-priced to $0.10 per share.

These transactions are subject to regulatory approval.

On behalf of the Board of Directors,

P Varshney

Praveen K. Varshney
Director

Suite 1304-925 West Georgia St., Vancouver, BC Canada V6C 3L2
Phone (604) 684-2181 Fax (604) 682-4768
email: info@ignwin.com website: www.ignwin.com